EXHIBIT 99.1

For Immediate Release	Date: April 27, 2017
17-21-TR

Teck Reports Voting Results from
Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held Wednesday April 26, 2017 in Vancouver, British Columbia.

A total of 6,417,022 Class A common shares and 420,045,683 Class B subordinate voting shares were voted at the meeting, representing 70.66% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

	For (Votes Not Shares)	Withheld	% of Votes Cast For (rounded)
M.M. Ashar	1,029,307,006	5,013,250	99.52
Q. Chong	999,823,889	34,496,367	96.66
L.L. Dottori-Attanasio	1,030,252,227	4,068,029	99.61
E.C. Dowling	1,028,916,514	5,403,742	99.48
E. Fukuda	1,030,658,877	3,661,379	99.65
N.B. Keevil	1,023,648,211	10,672,045	98.97
N.B. Keevil III	1,029,241,190	5,079,066	99.51
T. Kubota	1,010,019,806	24,300,450	97.65
D.R. Lindsay	1,030,218,190	4,102,066	99.60
T.L. McVicar	1,031,177,317	3,142,939	99.70
K.W. Pickering	1,030,212,848	4,107,408	99.60
U.M. Power	1,031,209,911	3,110,345	99.70
W.S.R. Seyffert	1,022,674,655	11,645,601	98.87
T.R. Snider	1,030,476,068	3,844,188	99.63

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com